S 05035628 COMMISSION 49

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 38453

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Flexvest Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7111 Cliffbrook Drive
(No. and Street)

Dallas (City) Texas (State) 75254 (Zip Code)

RECEIVED

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Travis 972-404-0221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

G. Daniel Bobst, CPA
(Name – *if individual, state last, first, middle name*)

1131 Rockingham Ln Ste 212 (Address) Richardson, TX (City) (State) 75080-4345 (Zip Code)

PROCESSED
MAR 02 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mike Travis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Flexvest Securities Group, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BEVERLY D DAVIS
NOTARY PUBLIC
State of Texas
Comm. Exp. 05-06-2008

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Flexvest Securities Group, Inc.
Statements in support of X-17A-5

h) Pursuant to Rule 15c3-3, a Reconciliation of the Audited Computation of Reserve Requirements and corresponding Unaudited Part I and Part IIA has not been prepared since no material differences exist.

n) No material inadequacies were found to exist nor were any found to have existed since the date of the previous audit.

FLEXVEST SECURITIES GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

G. DANIEL BOBST
Certified Public Accountant

FLEXVEST SECURITIES GROUP, INC.
Table of Contents
December 31, 2004

G. DANIEL BOBST
CERTIFIED PUBLIC ACCOUNTANT
1131 ROCKINGHAM LANE
SUITE 212
RICHARDSON, TEXAS 75080
972-907-1040

FAX: 972-907-0318

e-mail: danielbobst@yougotnet.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Flexvest Securities Group, Inc.
Dallas, Texas

I have audited the accompanying balance sheet of Flexvest Securities Group, Inc. as of December 31, 2004 and the related statements of income, retained earnings, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Flexvest Securities Group, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

G. Daniel Bobst

February 1, 2005
Richardson, Texas

FLEXVEST SECURITIES GROUP, INC.
Balance Sheet
December 31, 2004

ASSETS

CURRENT ASSETS		
Cash	$	13,777
Clearing House Deposit		6,078
Accounts Receivable		23
Total Current Assets		19,878
Total Assets	$	19,878

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	5,392
Due to Shareholder		5,824
Dividend Payable		600
Total Current Liabilities		11,816
STOCKHOLDERS' EQUITY		
Preferred Stock (Note B)		20,000
Common Stock (Note B)		107,459
Retained Earnings (Deficit)		(119,397)
Total Stockholders' Equity		8,062
Total Liabilities and Stockholders' Equity	$	19,878

See accompanying notes.

FLEXVEST SECURITIES GROUP, INC.
Statement of Income and Retained Earnings
For the year ended December 31, 2004

Commissions	$	163,173
Other Income		1,678
Advisory Fees		1,282
Total Revenue		166,133
Commissions paid		32,327
Gross profit		133,806
Operating expenses		89,517
Net Operating Income		44,289
Federal Income Tax		1,878
Net Income		42,411
Retained Earnings (Deficit), Beginning of year		(158,758)
Less: Dividends		(3,050)
Retained Earnings (Deficit), End of year	$	(119,397)

See accompanying notes.

FLEXVEST SECURITIES GROUP, INC.
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2004

Beginning Balance, January 1, 2004	$	11,201
Preferred Stock Redemptions (Note B)		(42,500)
Dividends Paid & Payable		(3,050)
Net Income		42,411
Ending Balance, December 31, 2004	$	8,062

See accompanying notes.

FLEXVEST SECURITIES GROUP, INC.
Statement of Cash Flows
For the year ended December 31, 2004

Operating activities:	$ 42,216
Investing activities:	
Increase in Clearing House Deposit	(36)
Financing activities:	
Redemption of Preferred Stock	(42,500)
Dividends paid	(3,050)
Net increase in cash	(3,370)
Cash at beginning of year	17,146
Cash at end of year	$ 13,776

See accompanying notes.

FLEXVEST SECURITIES GROUP, INC.
Operating Cash Flows (Indirect Method)
For the year ended December 31, 2004

Net income (loss)	$	42,411
Change in operating assets and liabilities:		
Receivables		1,855
Payables		(2,050)
Net cash provided (consumed) by operating activities	$	42,216

See accompanying notes.

FLEXVEST SECURITIES GROUP, INC.
Schedule of Operating Expenses
For the year ended December 31, 2004

Annual Fees	$	2,942
Automotive		1,806
Consulting Fees(Note C)		12,000
Contract Services		670
Contributions		100
Employee Benefits (Note C)		10,712
Insurance		1,512
Legal & Audit		24,876
Office and Admin. Expense		5,592
Office & Equipment Rent		7,420
Office & equipment maintenance		398
Salaries		5,729
Selling Expenses		400
State, Local & Payroll Taxes		402
Promotion		2,069
Subscriptions		7,335
Telephone		4,815
Travel		739
Total Operating Expense	$	89,517

See accompanying notes.

FLEXVEST SECURITIES GROUP, INC.
Computation of Net Capital
For the year ended December 31, 2004

Net ownership equity from Balance Sheet	$	8,062
Less: Ownership equity not allowed		101
Total qualified ownership equity		7,961
Net Capital	$	7,961

See accompanying notes.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Flexvest Securities Group, Inc. (the Company) is presented to assist in the understanding of the Company's financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Method of accounting - These financial statements are presented on the full accrual basis.

NOTE B - PREFERRED AND COMMON STOCK AND PAID IN CAPITAL

The Company redeemed 42,500 new shares of the its 12% Cumulative Preferred at its par value of $1 per share during the year ended December 31, 2004 bringing the total outstanding preferred to $20,000.

NOTE C - RELATED PARTY TRANSACTIONS

The Company paid the managing shareholder $7,400 for the lease of office space and equipment, $12,000 for consulting services, and approximately $10,700 under a medical reimbursement plan.

NOTE D - CHANGE IN NET CAPITAL

Non-allowable assets include the following:	
Accumulated interest on clearing deposit	78.00
Accounts Receivable	23.00
	101.00

NOTE F - INFORMATION REQUIRED BY RULE 17a-5

There exist no material differences between audited Computation of Net Capital and the corresponding unaudited Part IIA of the Company's report to the National Association of Securities Dealers.

Flexvest Securities Group, Inc., as an introducing broker, clears all transactions with and for customers on a fully disclosed basis and is exempt from the reserve requirement computation of Rule 15c3-3 under the exemption provisions set forth in sub-paragraph (k)(2)(ii). Nothing was discovered during the audit of the company's records for the year ended December 31, 2004 that would preclude the company claiming exemption under the aforementioned sub-paragraph.

No material inadequacies were found to exist at Flexvest Securities Group, Inc.

Flexvest Securities Group, Inc. has no subordinated liabilities, and there were no changes from prior years in this area.

The Company's gross income for the year ended December 31, 2004 was less than $500,000. Therefore, no separate report is deemed necessary under Rule 17a-5(e)(4).